Exhibit 99.1

IESI-BFC LTD. TO CHANGE NAME TO PROGRESSIVE WASTE SOLUTIONS LTD.

TORONTO, ONTARIO – Monday, May 2, 2011 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) will change its name to Progressive Waste Solutions Ltd., effective today. The Company will start trading under its new name on the New York and Toronto Stock Exchanges on or around May 11, 2011. It will continue to trade under the ticker symbol BIN.

As the third largest non-hazardous solid waste solutions provider in North America, Progressive Waste Solutions provides services to more than four million commercial, industrial and residential customers in six provinces in Canada and in 12 states and the District of Columbia in the United States. The new brand name will help the Company present a unified identity to its stakeholders as it continues to grow and build a sustainable future in the communities it serves.

“Progressive Waste Solutions marks a new era for our operating brands BFI Canada, IESI and Waste Services. Over the years, as we have grown organically and through acquisition, we have worked hard to bring our operations and employees together as one integrated company. I am very proud today to be announcing the launch of a new corporate name and brand identity that will unify all of our brands in North America and speak to the promise we make to our valued customers,” said Keith Carrigan, Vice Chairman and Chief Executive Officer.  “Progressive Waste Solutions is more than just a name – it embodies our mission to be a truly innovative leader in the communities we serve.”

The new name and logo articulate the three principles that define the Company’s vision for its role within the non-hazardous solid waste industry.  First, Progressive Waste Solutions embraces a disciplined, methodical and measurable approach to providing reliable, efficient and environmentally responsible waste solutions.  Second, it shares this commitment with customers, employees and partners to make progress toward environmentally sound communities. Third, Progressive Waste Solutions thinks beyond today and challenges current waste management practices by seeking to provide responsible and cost-effective solutions for the future.

The roll out of the new brand identity will begin in select markets over the next several months, with the full transition through the Company’s broader operations expected to take place over the next 24 to 36 months. The brand names “BFI Canada” and “Waste Services” in Canada and “IESI” and “Waste Services” in the United States will continue to operate in markets where the new brand has not yet taken effect, but they will operate under the banner of “A Progressive Waste Solutions Company.”

About Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Progressive Waste Solutions Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and six Canadian provinces. Its major brands, IESI, BFI Canada and Waste Services, are leaders in their markets. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

/NOTE TO PHOTO EDITORS: A logo of Progressive Waste Solutions accompanying this release is available at http://media3.marketwire.com/docs/PWSlogo.jpg

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com